UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
RETIREMENT PLAN
Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29577-0867
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

INDEX

Page No.

Report of Independent Registered Public Accounting Firm	2

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2005	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	5

Notes to Financial Statements	6-13

Signature	14

Schedule of Assets (Held at End of Year)*	15

Schedule of Nonexempt Transactions*	16

Exhibit:
23.1 Consent of Grant Thornton LLP
23.2 Consent of PricewaterhouseCoopers LLP
23.3 Consent of PricewaterhouseCoopers LLP

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrator

AVX Corporation Retirement Plan

We have audited the accompanying statement of net assets available for benefits of AVX Corporation Retirement Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules of assets (held at end of year) and Nonexempt Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Columbia, South Carolina
July 14, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AVX Corporation Retirement Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of AVX Corporation Retirement Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/S/ PricewaterhouseCoopers LLP

Atlanta, Georgia
July 18, 2005

AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2004 and 2005

Assets	2004	2005
Investments, at fair value:
AVX Corporation Common Stock	$11,433,127	$13,849,903
Kyocera Corporation American Depository Shares	8,765,020	8,411,078
Money Market Fund	9,353,469	12,244,726
Mutual Funds	36,994,736	41,707,227
Common/collective trust	642,288	---
Participant loans	1,861,742	2,376,020
Subtotal	69,050,382	78,588,954

Interest in Master Trust	13,708,539	16,598,607

Total Investments	82,758,921	95,187,561

Receivables:
Employer contributions	1,699,149	1,830,671
Participant contributions	---	3,182
Transfer from 401(k) Plan	---	51,103
Miscellaneous Receivable	---	5,036
Total Receivables	1,699,149	1,889,992

Net assets available for benefits	$84,458,070	$97,077,553

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2005

2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,250,735
Interest and dividends	1,294,473
Net investment gain from interest in Master Trust	1,872,266

Net investment income	6,417,474

Contributions:
Participant	2,599,060
Employer	4,502,322

Total contributions	7,101,382

Transfers into Plan	3,767,797

Total additions	17,286,653

Deductions from net assets attributed to:
Benefits paid to participants	4,539,418
Administrative expenses	127,752

Total deductions	4,667,170

Net increase	12,619,483

Net assets available for benefits:
Beginning of year	84,458,070

End of year	$97,077,553

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation ("the Company") makes a matching contribution. The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Plan assets are held in trust by New York Life Trust Company (the “Trustee”). On August 31, 2005 the Plan assets were transferred to New York Life Trust Company from HSBC Bank USA (the former Trustee).

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant's beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant's account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years. These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated. At December 31, 2004, interest rates ranged from 6.00% to 7.25% and at December 31, 2005, interest rates ranged from 6.00% to 11.50%.

Administrative Expenses:

Expenses that arise in connection with the administration of the Plan are paid by the Company.

Participant Accounts:

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to 1) pay for Plan expenses and 2) to reduce future employer contributions. At December 31, 2004 and 2005, there was no balance for net forfeited non-vested accounts. Employer contributions were not reduced by forfeitures in 2004 or 2005.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Valuation of Investments:

Investments are presented at estimated fair values. Investments in securities (ADS and common  stocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices. At December 31, 2004, temporary cash was invested in the HSBC Short-term Temporary Investment Fund. The shares of mutual funds and units of the common/collective trust are valued at the net asset value of shares held by the Plan at the end of the year. At December 31, 2005, temporary cash is invested in the MainStay Cash Reserves Fund. The shares of mutual funds are valued at the net asset value as reported or national securities exchanges at the end of each business day. Units of participation in common collective trusts are reported based upon the quoted market prices of the underlying investments held by the fund, divided by the total fund units. Participant loans are valued at their outstanding balances, which approximate fair value. The investments in Master Trusts (see Note 9) were valued based upon the fair market value, as reported on national securities exchanges, of the assets held in such Master Trust accounts, divided by the units of participation attributable to the Plan.

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices on the last business day of the year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Benefit payments:

Benefits are recorded when paid.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options (employer matching contributions are non-participant-directed and are invested into AVX Stock):

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Templeton Foreign Fund
Janus Balanced Fund
Janus Fund
MainStay S&P 500 Index Fund
Lord Abbett Mid-Cap Value Fund
PIMCO Total Return Fund

Master Trust

AVX Corporation Master Trust (managed by Seligman Financial Advisors, the Trust was transferred to Seligman Equity Portfolio in August 2005).

Seligman Equity Portfolio

The market values of the following investments represent 5% or more of the Plan's total assets available for benefits for the years ended December 31, 2004 and 2005, respectively:

December 31,	2004	2005

AVX Corporation Common Stock	$11,433,127	$13,849,903
Kyocera Corporation American Depository Shares	8,765,020	8,411,078
Investment in Master Trust	13,708,539	16,598,607
Vanguard US Treasury Money Market Fund	9,353,469	*
MainStay Cash Reserves Fund	*	12,244,726
Janus Balanced Fund	5,169,529	6,397,384
Vanguard Index 500 Fund	7,430,628	*
MainStay S&P 500 Index Fund	*	7,703,855
Janus Fund	7,667,756	7,296,407
Templeton Foreign Fund	5,930,761	7,070,800
Lord Abbett Mid-Cap Value Fund	6,456,756	8,512,008

*Amounts were less than 5% of the Plan’s total assets available for benefits for the respective year.

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$ 1,750,616
Kyocera Corporation American Depository Shares	(445,987)
Mutual Funds	1,946,106
Subtotal	3,250,735
Interest in Master Trust	1,872,266
Total	$ 5,123,001

4.	Contributions and Vesting:

401(k) and Discretionary Contribution Plan Features:

Contributions from the Company are at the discretion of the Company's Board of Directors. Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $42,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 1% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $4,000 to the Plan once the participant meets the Maximum Elective Deferral Limit of $14,000 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year. The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into AVX Stock, regardless of how the employee invests his contributions.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize any Company discretionary contributions approved by the Board of Directors in the Plan year.

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following table:

	Vested Percentage
	---Discretionary Contribution----
Years of Service	All Locations Except Sun Valley	Sun Valley
1 Year	0%	20%
2 Years	15%	30%
3 Years	30%	40%
4 Years	45%	50%
5 Years	60%	60%
6 Years	80%	80%
7 Years	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions are fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributes 5% of each participant's eligible compensation for the year.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2005
Net Assets:
AVX Corporation Common Stock	$4,144,787	$5,480,305

Year Ended
December 31, 2005
Changes in Net Assets:
Contributions	$983,875
Dividends	52,511
Net depreciation	707,835
Benefits paid to participants	(299,017)
Transfers to participant-directed investments	(22,470)
Total	$1,422,734

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

The Plan received a favorable determination letter from the U.S. Treasury Department in April 2002 advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter; however, the Plan's administrator and tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the Plan's financial statements. Notwithstanding the foregoing, the Plan may have had an error in its operations with regard to a loan to a plan participant. This situation is being reviewed and if an error occurred it will be corrected by counsel to the Plan.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

8.	Related-Party Transactions:

Certain Plan investments are shares of mutual funds managed by the Trustee. The Trustee is also the recordkeeper as defined by the Plan and; therefore, these transactions qualify as party-in-interest transactions. In addition, loans to participants qualified as party-in-interest transactions which are also exempt from the prohibited transaction rules. Fees paid by the Plan for the investment management services amounted to $61,996 for the year ended December 31, 2005.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS. As of December 31, 2004, the Plan held investments of $11,433,127 or 907,391 shares of AVX Stock and $8,765,020 or 113,861 shares of Kyocera ADS. As of December 31, 2005, the Plan held investments of $13,849,903 or 956,485 shares of AVX Stock and $8,411,078 or 114,937 shares of Kyocera ADS.

9.	Interest in Master Trust:

The assets of the AVX Corporation Master Trust, in conjunction with the change in trustee, were transferred to the Seligman Equity Portfolio (Portfolio). The Seligman Equity Portfolio is in substance a Master Trust investment as the assets of the Plan as well as the AVX 401(k) Plan are commingled in the Portfolio. Thus throughout the enclosed financial statements and related notes the AVX Corporation Master Trust and the Portfolio are collectively referred to as Master Trust investments.

The Plan's allocated participation in the Master Trust, as well as the individual participants' balances comprising the Plan's participation in the Master Trust, is determined by adding or deducting the participant’s allocations to, or withdrawals from, the Master Trust and a proportionate share of the other changes in the Master Trust's net assets (related principally to investment activities), based on the relative interest of the Plan's net assets to the Master Trust's net assets.

The Plan's allocated share of the Master Trust net assets was approximately 80.9% at December 31, 2004 and 85.9% at December 31, 2005.

At December 31, 2004 and 2005, the net assets of the Master Trust were composed of the following:

	2004	2005
Assets:
Investments at fair value:
Common stocks	$16,780,952	$18,842,393
Common/collective trust funds	134,002	460,530
Total Investments	16,914,954	19,302,923

Cash	397	---

Liability for Unsettled Trades	---	(24,923)

Interest and dividends receivable	32,948	36,471

Net Assets	$16,948,299	$19,314,471

The change in Master Trust net assets for the year ended December 31, 2005 was as follows:

2005
Additions:
Net appreciation in fair value of investments	$1,901,752
Interest and dividends	358,127
Total additions	2,259,879

Deductions:
Investment management expenses	73,646

Net increase from investment activity	2,186,233
Excess of fund allocations over fund withdrawals	179,939
Net increase	2,366,172

Net assets available for benefits:
Beginning of year	16,948,299
End of year	$19,314,471

The accounting policies of the Master Trust regarding basis of accounting, valuation of investments and investment transactions and investment income are the same as those for the Plan.

10.	Transfers into Plan:

During the first quarter of 2005, the balance of the accounts from employees of AVX Filters Corporation located in Sun Valley was transferred to the Plan from the AVX 401(k) Plan. The line item in the statement of changes in net assets called “Transfers into Plan” includes the $3,680,535 which was transferred at that time.

11.	Subsequent Event:

In June 2006, the Company's Board of Directors approved a discretionary Company contribution of $1,724,821 for the fiscal year ended March 31, 2006. This contribution will be included in the Plan for the year ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 14, 2006

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$11,726,675	$13,849,903

*	Kyocera Corporation	American Depository Shares	**	8,411,078

	MainStay US Treasury Fund	Money Market Fund	**	12,244,726

	T. Rowe Price Spectrum Income Fund	Mututal Fund	**	1,481,872
	Janus Balanced Fund	Mututal Fund	**	6,397,384
	MainStay S&P 500 Index Fund	Mututal Fund	**	7,703,855
	Janus Fund	Mututal Fund	**	7,296,407
	Templeton Foreign Fund	Mututal Fund	**	7,070,800
	Lord Abbett Mid-Cap Value Fund	Mututal Fund	**	8,512,008
	PIMCO Total Return Fund	Mututal Fund	**	3,244,901
				41,707,227

*	Seligman Financial Advisors	Master Trust	**	16,598,607

*	Participant Loans	Interest rates ranging from 6% - 11.50% and maturing through 2025.	**	2,376,020

		Total Investments		$95,187,561

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule G, Part III - Schedule of Nonexempt Transactions
Year Ended December 31, 2005

(a)	(b)	(c)	(g)	(h)	(i)
Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-interest	Description of Transactions	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)
AVX Corporation	Plan Sponsor	Late payment of November 15th, 2005 deferral contributions (estimated earnings to be contributed of $160)	$ 3,922	$ 4,082	$ 160